January 31, 2023

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re: MassMutual Select Funds, MassMutual Premier Funds, and MassMutual Advantage Funds (together, the “Funds")

Dear Ms. Miller:

Below is a summary of the oral comment you provided to us on January 10, 2023 in connection with the review by the staff of the Securities and Exchange Commission (the “Staff”) of the annual reports to the shareholders of the Funds for the fiscal year ended September 30, 2022 filed on Form N-CSR (the “Annual Reports”), together with our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report.

MassMutual Premier Global Fund

1.	Comment: With regard to the restatement for the MassMutual Global Fund, please explain supplementally any new or enhanced controls put in place as a result of the error for the total return in the financial highlights.

Response: The circumstances that contributed to the occurrence of the error were unusual, involving a combination of unique printing/production errors. However, we agree with the import of the Staff’s comment that implementation of additional controls has the potential to eliminate or mitigate the risk of future issues. Additional controls are being implemented to ensure that MassMutual financial staff will have the opportunity to identify possible errors and omissions arising at any point in the typesetting/printing production process, which is implemented principally by the Funds’ third-party sub-administrator and the Funds’ printer.

The Funds’ third-party sub-administrator will, going forward, provide, to MassMutual staff and any other persons involved in the review process, copies of all draft financial statements showing clearly all edits that it submits to the typesetter or printer from the drafts most recently provided to MassMutual staff and any other persons involved in the review process. As to total return performance numbers specifically, those numbers will be included in the first draft financial statements prepared by the sub-administrator, and any changes to those numbers will be shown as edits in subsequent drafts of the financial statements provided to MassMutual staff and any other persons involved in the review process. In addition, both the third-party sub-administrator and MassMutual have added additional reviews to their processes for proofing changes between drafts to ensure all submitted comments are reviewed and appropriately addressed and that appropriate supporting documentation is provided for any changes. MassMutual staff will review all marked copies of the draft financial statements and confirm the source of all changes. We believe that these changes should substantially reduce the risk of future errors like that experienced here.

Thank you for your assistance with this matter. If you have any questions concerning the foregoing, please call the undersigned at (413) 744-0770.

Very truly yours,

/s/Jill Nareau Robert

Jill Nareau Robert

Vice President and Assistant Secretary

MassMutual Select Funds, MassMutual Premier Funds, and MassMutual Advantage Funds

Lead Counsel, Investment Adviser & Mutual Funds

Massachusetts Mutual Life Insurance Company